
Mail Stop 3561

December 15, 2016

<u>Via E-mail</u>
Colin Marshall
Chief Executive Officer
Cloud Peak Energy Inc.
505 S. Gillette Ave.
Gillette, WY 82716

> **Re:** **Cloud Peak Energy Inc.**
> **Registration Statement on Form S-3**
> **Filed December 1, 2016**
> **File No. 333-214869**

Dear Mr. Marshall:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jonathan Burr at (202) 551-5833 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Shelley A. Barber
Vinson & Elkins LLP